Global MobileTech, Inc.

1312 North Monroe, Suite 750

Spokane, Washington 99201

(509) 723-1312

May 18, 2011

Joe Kempf, Staff Accountant

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Global MobileTech, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended December 31, 2010

File No. 0-51116

Messrs. Kempf and Spirgel,

With regard to the letter dated May 5, 2011 from the SEC concerning our Form 10-K and Form 10-Q listed above, we are requesting an extension for the date by which we must respond to that comment letter and file the relevant Form 10-K Amendment No. 2 and the Form 10-Q.  We request that the response deadline be extended from Thursday, May 19, 2011 to Monday, May 23, 2011.

Our extension request is based on the requirement from our auditors that they be paid in full prior to the filing of our Form 10-K Amendment No. 2.  Due to the time necessary to make international wire transfers we need this additional to ensure that the funds are received in time for filing.

Please communicate with our securities lawyer, Michael R. Espey at (206) 860-6022 or at mespey@msn.com with your response to this response deadline extension request.

Sincerely,

/s/ Aik Fun Chong

Aik Fun Chong

Chief Executive Officer

Global MobileTech, Inc.